Mail Stop 4561

November 21, 2008

Mr. Michael A. Hartley
Chief Financial Officer
222 Raines, Ltd.
3310 West End Avenue, Suite 490
Nashville, TN 37203

> **Re: Raines Lenders LP**
> **Form 10KSB for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008**
> **File No. 0-18523**

Dear Mr. Hartley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008

Statements of Operations

1. We note that you have recorded property tax refunds as revenue on your statements of operations. It does not appear that these receipts meet the definition of revenue pursuant to paragraph 78 of CON 6 and should not be classified as such. Please revise in future filings.

Exhibits 31.1 and 31.2

2. Please amend your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K. In addition, please confirm for us that these changes will be incorporated into all future filings.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kristi Marrone
Staff Accountant